Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

February 12, 2021

Re:	Piestro, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed January 20, 2021

File No. 024-11315

Dear Ms. Ransom:

Thank you for your comments of February 5, 2021 regarding the Offering Statement of Piestro, Inc., f/k/a Future Labs VI, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 2 to Offering Statement on Form 1-A

Cover Page

1.	We note your revisions in response to comment 1, and your response that you have "amended [your] disclosure to correct the figures presented in the offering circular." However, it appears that the Total Minimum Price to Public and Total Maximum Price to Public, including the value of your bonus shares, do not accurately reflect the amount calculated by multiplying the minimum and maximum shares you will be offering by the price per share plus investor fees, and adding the value of your bonus shares. Please amend your filing to include consistent and accurate amounts for your Total Minimum and Total Maximum price to public.

The Company has further amended the cover page table to provide accurate information to investors about the value of securities being sold, and issued in this offering. The minimum and maximum should now accurately reflect the value of the shares to be sold at the per share price plus investment fee, bonus shares to be issued at the per share price, and shares to be issued as compensation to StartEngine Primary, LLC at the per share price.

2.	Please amend the disclosure in your offering circular and in Part I of Item 4 of your Form 1-A to disclose the aggregate offering price of your offering. In this regard, while you disclose the total maximum price to investors, you do not include an aggregate offering price as defined in Rule 251(a). When calculating the aggregate offering price, please include the value of the shares paid as commissions to StartEngine Primary, LLC, the value of the shares being offered to investors, and the value of the bonus shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering circular.

The Company has amended Item 4 of Part 1 of the Form 1-A to disclose the aggregate offering price in a consistent manner with the amended disclosure on the cover page as identified in the Company’s response to comment #1.

3.	We note your amended disclosure in response to comments 7 and 8, but we note the following continuing inconsistencies in your disclosure throughout the filing:

• The disclosure on your offering circular cover page states that you will be offering up to 1,992,188 shares of common stock, and footnote 1 to this statement discloses that, in addition, you will be qualifying 585,938 bonus shares, and up to 39,063 shares of common stock to be issued as compensation to StartEngine Primary, LLC. It appears from this disclosure that you will be qualifying a total maximum of 2,617,189 shares if your offering is fully subscribed, all bonus shares are issued, and StartEngine Primary, LLC receives the maximum number of compensation shares. However, you disclose later on the cover page that the offering will close once a maximum of 1,953,125 shares have been sold to investors, and you disclose on pages 6, 9-10, and 19 that you are offering a maximum of 1,953,125 shares to investors.

• Your revised disclosures, including on your cover page and in your Dilution section on page 9, state that you will issue a minimum of 195 shares and up to a maximum of 39,063 shares as commissions paid to StartEngine Primary, LLC in this offering. However, your disclosures contained in your Offering Terms section on page 6 and your counsel’s legal opinion provide that a maximum of 39,072 shares of common stock will be issued to StartEngine Primary, LLC as commission. Further, your underwriting agreement indicates that, "[i]n addition 2% commission paid in the same securities as this offering and at the same terms," will be paid to StartEngine Primary, LLC, but 2% of the maximum amount of shares disclosed on your cover page does not equal the number of compensation shares disclosed in your filing. Please amend your filing to clearly and consistently disclose throughout: (1) the total maximum shares you are qualifying in this offering; (2) the minimum and maximum number of shares that will be issued as compensation to StartEngine Primary, LLC; (3) the minimum and maximum number of shares that will be offered to investors; and (4) the minimum and maximum number of bonus shares that will be issued to investors. Please make conforming changes throughout your filing, including to your Offering Terms section on page 6, where you discuss the common shares outstanding before and after the offering, and ensure that the shares outstanding after the offering include bonus shares and shares paid as commissions to StartEngine Primary, LLC. Finally, please make conforming revisions to your subscription agreement and underwriting agreement, as applicable.

The Company acknowledges that it previously had inconsistent figures in regards to the number of securities being offered pursuant to its Form 1-A. The company has amended its disclosure to correct the inconsistencies, with conforming changes to the subscription agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources – Fiscal Years Periods Ended June 30, 2020 and 2019, page 15

4.	We note your revisions in response to comment 4, and your response that sales of your stock "are now being made pursuant to Rule 506(c) of Regulation D." However, your amended Regulation D filing still states that the offering is being made pursuant to Rule 506(b). Please amend your Regulation D filing or revise your disclosure for consistency. To the extent the Regulation D offering is ongoing and sales are being made under Rule 506(b), please provide us with your analysis of why that offering should not be integrated with this proposed Regulation A offering. If the Regulation D offering is ongoing and sales are being made pursuant to Rule 506(c), please tell us how you intend to verify the accredited investor status of all subsequent purchasers.

At the time of the last filing, the Company believed that the amendment to its Form D had been completed following engaging a service provider to effect the amendment. The Company has now confirmed that amendment has been completed. No further sales under that Regulation D offering have been completed as of the date of this letter, however the Company intends to keep the offering open pursuant to Rule 506(c) of Regulation D. The Company intends to request supporting documentation from each subsequent purchaser in that offering to verify accredited investor status.

Exhibits

5.	The consent contained in Exhibit 11.1 refers to an audit report date of May 20, 2020. The audit report date is March 20, 2020. Please revise in the next amendment.

The consent included as Exhibit 11.1 has been amended to reflect the correct date of the audit report.

General

6.	Please explain the "Reserve Now" function on your profile page on the StartEngine website, including how it may be used by prospective investors prior to qualification. In this regard, it appears that $452,799 has been reserved as of February 5, 2021. Additionally, it appears that the minimum reservation amount of $1,000 provided on the StartEngine website does not include the StartEngine Primary, LLC processing fee, and is therefore inconsistent with the disclosure in your offering circular that the minimum investment amount in the offering is $1,035.99. Please revise your website or advise. Finally, please update the hyperlink on your website and the StartEngine website to link to your most recently filed offering statement amendment, and confirm that you will continue to update this hyperlink as you continue to amend your filing. Refer to Rule 255(b)(4)(ii) and (d)(2) of Regulation S-K.

In regards to the “Reserve Now” function on the StartEngine website, Pursuant to Section 5 of the Securities Act of 1933, all offers and sales of securities must be registered with the SEC or qualify for some exemption from the registration requirements. Rule 251(d)(1)(ii) provides for such an exemption, and allows written offers and solicitations of interest to be made after an issuer’s Form 1-A Offering Statement is filed. Providing investors the opportunity to “reserve” shares being offered by the Company via the StartEngine website is a written offer and a solicitation of interest, which is permitted pursuant to Rule 251(d)(1)(ii). There is no sale being made, and no solicitation or acceptance of money or other consideration, and no commitment, binding or otherwise, is made to purchase when an investor “reserves” shares in this manner. The term “reserve” is essentially a marketing technique. The Company has not accepted any investor money or accepted offers to buy its Common Stock. All communications to “reserve” shares are accompanied by disclosure informing investors on where they can access the Company’s offering circular with the appropriate legend. Therefore, offering investors the opportunity to “reserve” shares on the StartEngine website is consistent with Section 5 of the Securities Act, and Rule 251 and Rule 255 of Regulation A.

The Company has worked with StartEngine to add additional disclosure to the minimum reservation language to identify that any purchases will also include the StartEngine investment fee. The Company notes that the “reservation” is not a binding commitment, and it merely serves to gather information regarding the interest of prospective investors. The amount “reserved” is not connected the amount an investor may choose to purchase in this offering, if the investor chooses to invest at all, and no investment fee applies to the investor at the time of making the non-binding “reservation”.

The Company has amended its testing the waters legends to provide an updated link to the offering circular, and will do so again following the filing of the amendment to which this correspondence refers.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Piestro, Inc. f/k/a Future Labs VI, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

CrowdCheck Law LLP

cc: Massimo De Marco

Future Labs VI, Inc.

1134 11th Street, Suite 101

Santa Monica, CA 90403

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